

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

August 12, 2008

Ms. Amy W. Leong
Controller
TC Pipelines, LP
13710 FNB Parkway
Omaha, Nebraska 68154

> **Re: TC Pipelines, LP**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **Filed April 30, 2008**
> **File No. 0-26091**

Dear Ms. Leong:

    We have reviewed your response dated August 1, 2008 to our comment letter dated July 3, 2008 and have the following additional comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-Q for Fiscal Quarter Ended March 31, 2008

Consolidated Statement of Cash Flows, page 6

1. We reviewed your response to comment five in our letter dated July 3, 2008. Please tell us why you believe the receipt of a distribution in an amount less than your share of earnings for the period should be classified as an investing cash outflow rather than as a non-cash adjustment to net income in operating activities. In doing so, explain your rationale in light of the guidance in paragraphs 17 and 32 of SFAS 95 given that the reduction in the return of capital did not result from a payment to the investee.

                        *   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your response to our comment and provides any requested information. Detailed response letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Sarah Goldberg, Assistant Chief Accountant, at (202) 551-3340 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief